Exhibit (a)(1)(I)
FORM OF EMAIL NOTICE
REGARDING REJECTION OF OPTIONS FOR EXCHANGE
From: TRICIDA, INC.

Re:	Notice of Rejection of Options for Exchange
Thank you for your submission of the Election Form pursuant to the Offer to Exchange Eligible Options for New Options, dated July 16, 2021 (the “Exchange Offer”). With this letter, we are notifying you that TRICIDA, INC. (“Tricida”) has rejected for exchange the options listed on your Election Form. Accordingly, your options will remain outstanding and subject to their original terms. For additional information regarding the rejection of your options for exchange, please contact optionexchange@tricida.com.
Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Exchange Offer.
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